UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 3 May 2012

The effectiveness of its commercial response in France and the solid contribution of its international operations enabled the Group to limit the decline in first-quarter 2012 revenues

•

The Group reported consolidated revenues of 10.922 billion euros. Revenues were stable compared with the first quarter of 2011, down 0.1% on a comparable basis, excluding the impact of regulatory measures:

-

6.8% increase in Africa and the Middle East, with recovery in Côte d’Ivoire and Egypt;

-

4.5% growth in Spain, led by mobile and fixed broadband services;

-

in France, the decline was limited to 1.7% (after a 2.0% decline in the fourth quarter 2011) due to our commercial response. Orange’s share of the mobile market declined 1.5 percentage points in the first quarter but since mid-March the number of portability requests has returned to the level of the fourth quarter 2011.

The national roaming contract signed with the new entrant partially offset the decline in revenues in the consumer mobile market in the first quarter of 2012. At the signing of the 2G and 3G roaming contract with Free mobile in March 2011, contract revenues were estimated at 1 billion euros over 6 years. The implementation of the contract since Free launched its mobile offers in January 2012 leads the Group to expect substantially higher revenues which should exceed a billion euros in 3 years.

•

Restated EBITDA was 3.432 billion euros. The restated EBITDA margin of 31.4% was 1.7 percentage points lower compared with the first quarter of 2011. Good control of commercial expenses and overheads limited the margin decline

•

CAPEX rose 2.2% to 1.097 billion euros compared to the first quarter of 2011 on a comparable basis, giving an investment ratio of 10.0% of revenues. In France, Orange tripled the speed of its 3G+ networks with the migration to the HSPA+ standard (42 Mbit/sec.)

•

Restated operating cash flow (EBITDA – CAPEX) was 2.335 billion euros, in line with the confirmed operating cash flow target of close to 8 billion euros in 2012

•

The Group’s financial structure remains very solid, with a strong liquidity position maintained at highly attractive conditions. The increase in France Telecom-Orange’s participation in operations in Egypt was achieved at better financial conditions than initially expected, with no impact on our balance sheet structure

Commenting on the results for the first quarter of 2012, France Telecom-Orange Chairman and CEO Stéphane Richard said: “In a particularly turbulent French market due to the arrival of the fourth mobile operator, the response from Orange was rapid, pragmatic and effective. Our new web-only brand, Sosh, which has attracted over 200,000 customers, and the Orange Open quadruple play offer, which now has a total of 1.7 million customers, demonstrated their relevance both in terms of customer acquisition and retention. The roaming agreement signed with the new operator helped offset the decline in consumer revenues for the quarter.

I would like to highlight the good performance of our international activities, particularly in Spain, which grew 4.5%, and in emerging markets, which posted 6.8% growth helped by the recovery in Egypt and Côte d’Ivoire. At the same time, Orange is pursuing its strategy of differentiating itself through the quality of its network by accelerating the deployment of 4G, which will be launched in Marseille in June 2012, as well as fibre.

These successes, alongside the rigorous management policy that we set out in 2011, enable us today to confirm our operating cash flow target for 2012 despite the continued pressure on our revenues and margins. It is due to the commitment of all the Group’s employees that we have managed to achieve these solid results and I wish to thank each one of them for their contribution.”

key figures

	1rst quarter	1rst quarter	1rst quarter	change comparable	change excluding	change historical	impact of change in	impact of change in
	2012	2011	2011	basis	regulatory	basis	exchange	consolidated
In millions of euros		comparable basis	historical basis		measures		rates	group
Revenues	10,922	11,124	11,228	(1.8)%	(0.1)%	(2.7)%	(0.3)%	(0.6)%
Of which :
France	5,401	5,636	5,623	(4.2)%	(1.7)%	(4.0)%	-	0.2%
Spain	981	959	959	2.3%	4.5%	2.2%	-	(0.1)%
Poland	832	862	946	(3.4)%	(2.3)%	(12.0)%	(6.7)%	(2.2)%
Rest of World	2,134	2,091	2,136	2.0%	3.1%	(0.1)%	0.9%	(3.0)%
Enterprises	1,734	1,790	1,784	(3.1)%	(3.1)%	(2.8)%	0.4%	(0.1)%
International Carriers and Shared Services	410	372	378	10.2%	10.2%	8.5%	0.1%	(1.7)%
Eliminations	(569)	(586)	(598)	-	-	-	-	-
Restated consolidated EBITDA*	3,432	3,689	3,734	(7.0)%	(5.6)%	(8.1)%	(0.4)%	(0.8)%
As % of revenues	31.4%	33.2%	33.3%	(1.7)pt.	(1.8)pt.	(1.8)pt.
CAPEX (excluding GSM and UMTS licences)	1,097	1,073	1,081	2.2%		1.4%	(0.4)%	(0.4)%
As % of revenues	10.0%	9.6%	9.6%	0.4pt		0.4pt
Restated operating cash flow*	2,335	2,616	2,653	(10.7)%		(12.0)%

* EBITDA restatements are described in appendix 2.

Note: EBITDA does not include the impact of the decision made in December 2011 by the European Commission concerning the compatibility of the 1996 reform relative to the method of financing the retirement of civil servants assigned to France Telecom-Orange. The Group estimates that this decision would lead to an increase in its labour expenses of about 10 million euros per month starting mid-January 2012. No payment was made in this respect, and the Group envisages in the coming days it will put into an escrow account the amounts due. France Telecom-Orange will appeal the decision as soon as it is published by the European Union.

*

*        *

The Board of Directors of France Telecom SA met on 2 May 2012 and examined the Group's financial statements for the period ended 31 March 2012.

The financial data and comparable basis data provided in this press release are unaudited.

More detailed information is available on the France Telecom-Orange website:

www.orange.com

comments on key Group figures

revenues

France Telecom-Orange group revenues in the first quarter of 2012 were 10.922 billion euros, a decrease of 1.8% on a comparable basis. Excluding the impact of regulatory measures (-195 million euros), revenues were essentially stable at -0.1% compared to the first quarter of 2011 after a -0.2% decline in the fourth quarter of 2011. The Group benefits from having a portfolio of diversified and complementary assets (particularly with the recovery in Côte d'Ivoire and Egypt) and from the national roaming contract that was signed with the fourth mobile operator in France.

Changes in revenues by location, excluding the impact of regulatory measures, were as follows:

-

in France, mobile revenues were up 3.8%, led by the success of segmented offers and the distribution of smartphones. At the same time, fixed broadband services rose 5.6% with the customer base up 3.9% year on year at 31 March 2012, and with an ADSL market share estimated at 19% in the first quarter of 2012;

-

in Spain, mobile revenues rose 3.5%. Fixed services gained 8.6% on ADSL growth (customer base and ARPU1);

-

in Poland, mobile revenues rose 2.6%, led by growth in the customer base, while fixed services declined 5.3%;

-

in the Rest of World segment, revenues climbed 6.8% in Africa and the Middle East due to the recovery in Côte d’Ivoire and Egypt, after remaining stable in the second half of 2011. In Europe Belgium rose 2.3% while the Romanian operations improved;

-

the Enterprise business segment declined 3.1% in the first quarter of 2012: the drop in legacy business networks was partially offset by the growth of international operations and gains in service operations.

On an historical basis, first quarter 2012 revenues declined 2.7% compared with the first quarter of 2011, which included:

-

the impact of changes in the scope of consolidation (-0.6 percentage point), mainly with the sale of Orange Switzerland on 29 February 2012, the sale of TP Emitel in Poland on 30 June 2011, and the acquisition of the mobile operator CCT in the Democratic Republic of Congo on 20 October 2011;

-

the impact of foreign exchange (-0.3 percentage points), mainly related to the decline in the Polish zloty, partially offset by increases in other currencies (Swiss franc, US dollar, Egyptian pound and Jordanian dinar).

customer base growth

The Group had 225.0 million customers at 31 March 2012 (excluding MVNOs), a 5.0% increase year on year with 10.7 million net additions over twelve months2, primarily related to the growth of mobile services in Africa and the Middle East.

The Group had a total of 166.2 million mobile services customers at 31 March 2012 (excluding MVNOs), a year-on-year increase of 7.1% with 11.0 million net additions2.

In the Rest of World segment:

-

Africa and the Middle East had a total of 76.0 million customers at 31 March 2012, a 16.0% increase with 10.5 million net additions2.

-

in Europe, the number of contract customers was up 6.8%, led by the success of smartphones, and represents 50.1% of the mobile customer base compared with 47.3% a year ago.

-

in France, the mobile customer base declined 0.7% year on year overall, reflecting the arrival of the fourth operator. Contract customer numbers continued their upward trend, rising 0.9% year on year despite a loss of 387,000 customers in the first quarter of 2012. The Open quadruple-play offers continued their rapid growth, with 1.7 million customers at 31 March 2012.

1 See glossary.

2 The customer base at 31 March 2012 includes contributions from CCT in the Democratic Republic of Congo (1.5 million customers) and Korek Telecom (0.7 million customers) consolidated at the percentage interest France Telecom-Orange has in these companies. The customer bases at 31 March 2012 and their year-on-year change exclude Orange Switzerland, which was sold on 29 February 2012.

The Group had a total of 14.6 million fixed broadband services customers at 31 March 2012, a year-on-year increase of 4.8% and 662,000 net additions, including 364,000 in France, 217,000 in the other European countries (including Spain, Poland and Belgium), and 80,000 in Africa and the Middle East (including Egypt, Jordan, Senegal and Tunisia).

Digital TV (IPTV and satellite) was up 22.8% in Europe with 5.349 million subscribers at 31 March 2012 (992,000 net additions), principally in France and Poland.

EBITDA

Restated EBITDA was 3.432 billion euros in the first quarter of 2012, compared with 3.689 billion euros in the first quarter of 2011, a 7.0% decrease on a comparable basis. Excluding the impact of regulatory measures (-54 million euros), the decrease was 5.6%.

The ratio of restated EBITDA to revenues was 31.4%, a 1.7-percentage-point decrease compared with the first quarter of 2011. On a comparable basis, the ratios of operating expenses to revenues were as follows:

-

the ratio of commercial expenses and content purchases was 15.3% in the first quarter of 2012, a limited increase of 0.3 percentage points compared to the first quarter of 2011, confirming the stability in costs which was achieved during the fourth quarter of 2011;

-

the ratio of service fees and inter-operator costs was 13.0%, an improvement of 0.3 percentage points compared with the first quarter of 2011. The decrease in call termination rates and roaming tariffs (favourable impact of 141 million euros) was partially offset by the growth in traffic with other operators (SMS and international traffic);

-

the ratio of labour expenses (restated) was 21.0%, compared with 19.8% in the first quarter of 2011, an increase of 1.2 percentage points. At the same time, the average number of employees declined 0.2% to 165,685 full-time equivalents in the first quarter of 2012 compared with 166,027 in the first quarter of 2011 on a comparable basis;

-

the ratio of all other expenses (restated) was 19.3% in the first quarter of 2012, an increase of 0.5 percentage points compared with the first quarter of 2011. Good cost control, particularly with the reduction in overheads, was more than offset by increased expenses for network subcontracting, property rents and energy.

CAPEX

Capex was 1.097 billion euros in the first quarter of 2012, an increase of 2.2% on a comparable basis. The ratio of CAPEX to revenues was 10.0%, an increase of 0.4 percentage points compared with the first quarter of 2011.

Investment in networks, which represented 53% of the Group’s CAPEX in the first quarter of 2012, rose 4.6%, in particular with:

-

in France, acceleration of investment programmes in very high-speed mobile (4G) and the opening of the service at a pilot site in Marseille in June 2012, along with increased investment in optical fibre (FTTH);

-

in Spain, continuation of the mobile access network renewal plan;

-

in Poland, the fixed broadband deployment programme, with 912,000 broadband lines installed by the end of March 2012, in line with the target set with the regulator;

-

in the Rest of World segment, increased capital expenditure on the renewal of the mobile access network in the European countries, particularly Romania and Slovakia;

-

the commissioning of LION2, the new 2,700km long broadband submarine cable along the eastern coast of Africa, bringing broadband to Mayotte for the first time and strengthening Kenya's international connectivity;

Investment in information technology (24% of total CAPEX) rose 3% with the continued development of customer service improvement programmes, the preparation of new commercial offers, and information system modernisation.

outlook

In light of the first quarter 2012 results, the Group confirms the target of attaining close to 8 billion euros in operating cash flow (restated EBITDA – CAPEX)3 for the full year of 2012.

The Group confirms the solidity of its balance sheet and financial structure, and is aiming for a ratio of net debt to EBITDA of about 2.0 over the medium term.

*

*       *

As indicated during the publication of the 2011 annual results, the Board of Directors will recommend to the Annual General Meeting of Shareholders on 5 June 2012 the payment of a dividend of 1.40 euros per share for 2011. Taking into account the payment of an interim dividend of 0.60 euro on 8 September 2011, the balance of 0.80 euro per share will be paid in cash on 13 June 20124.

The Group’s first-half financial statements will be published on 26 July 2012.

3 Excluding exceptional items and payments related to the decision made in December 2011 by the European Commission concerning the compatibility of the 1996 reform relative to the method of financing the retirement of civil servants assigned to France Telecom-Orange.

4 The ex-dividend date is 8 June 2012; the record date is 12 June 2012.

review by business segment

France

Revenues in France were 5.401 billion euros in the first quarter of 2012, a 4.2% decline on a comparable basis. Excluding the impact of regulatory measures (-142 million euros), the erosion was limited to -1.7%.

Personal revenues decreased 1.1% on a comparable basis to 2.648 billion euros. Excluding the impact of regulatory measures (-126 million euros), revenues grew 3.8%.

The first quarter of 2012 confirmed the success of the segmented offers strategy (Open, Origami and Sosh tariffs), and the growth in smartphones. Contract customers represented 72.0% of the total customer base at 31 March 2012, an increase of 1.1 percentage points in one year. The share of smartphones in relation to the contract customer base rose sharply, reaching 51% at 31 March 2012 compared with 30% one year ago.

The total mobile customer base (contracts and prepaid offers) nonetheless reflected the arrival of France’s fourth operator in the first quarter: a there was a 0.7% year-on-year decline in the prepaid offers customer base to 26,475 million customers at 31 March 2012. However, the number of contract customers (19.066 million at 31 March 2012) rose 0.9% year on year despite the net loss of 387,000 customers in the first quarter of 2012.

Revenues from mobile services5 showed a 0.5% increase, excluding the impact of regulatory measures. The growth in data services, linked to SMS revenues and to Internet browsing as well as the rapid development of national roaming in the first quarter of 2012 with the arrival of the fourth mobile operator, offset the decline in mobile voice revenues, which became more pronounced in the first quarter of 2012.

Home revenues fell 4.2% on a comparable basis to 3.112 billion euros. Excluding the impact of regulatory measures (-39 million euros), revenues declined 3.1%, reflecting the downward trend in traditional telephone services6 (-14.8%).

Revenues from fixed broadband services showed growth of 5.6%:

-

fixed broadband services gained a total of 364,000 net additions in the year to 31 March 2012; the ADSL market share was estimated at 19% for the first quarter of 2012, led by the Open offers and the segmented triple-play offers. The total fixed broadband customer base rose 3.9% year on year to 9.671 million subscribers at 31 March 2012;

-

digital TV had 4.555 million customers at 31 March 2012 (+23% year on year);

-

fixed broadband ARPU7 posted a 1.1% increase, reflecting the improvement in the customer base mix, with a growing share of naked ADSL8 subscribers (52% at 31 March 2012, +8.5 percentage points year on year).

Revenues from Carrier Services declined 1.1% on a comparable basis. Excluding the impact of regulatory measures (-36 million euros), revenues rose 2.3% due to the increasing number of telephone lines sold to other carriers (+11.3% year on year, 11.810 million lines at 31 March 2012).

5 See glossary.

6 Line rental and telephone communications.

7 See glossary.

8 See glossary.

Spain

Revenues in Spain rose 2.3% on a comparable basis to 981 million euros. Excluding the impact of regulatory measures (-20 million euros), revenues increased 4.5% compared with the first quarter of 2011.

Personal revenues grew 3.5% to 797 million euros, excluding the impact of regulatory measures (-20 million euros), reflecting the growth of the mobile customer base, data services and MVNOs:

-

the mobile customer base comprised 12,465 million customers at 31 March 2012 (excluding MVNOs), a 3.4% increase year on year; the number of contracts (7.745 million customers at 31 March 2012) continued to climb steadily (+6.8% year on year), led by the growth in the number of smartphones;

-

revenues from data services rose 20.7% in the first quarter of 2012 with the rapid growth of Internet browsing. The number of data services users (smartphones and 3G modem sticks) more than doubled in one year, reaching 3.737 million at 31 March 2012, compared with 1.679 million one year earlier;

-

the hosted MVNO customer base rose 12.1% year on year to 1.443 million customers at 31 March 2012.

Home revenues rose 8.6% on a comparable basis to 184 million euros, led by the growth in broadband services, where revenues rose 17% in the first quarter of 2012. The number of ADSL subscribers (1.293 million customers at 31 March 2012) increased 12.4% year on year; ARPU9 rose 2.4%, with fully unbundled ADSL subscribers representing a growing share (63% at 31 March 2012) and with growth in voice over IP.

Poland

First quarter 2012 revenues in Poland fell 3.4% on a comparable basis to 832 million euros. Excluding the impact of regulatory measures (-10 million euros), revenues declined 2.3% in comparison with the first quarter of 2011.

Personal revenues rose 2.6% to 440 million euros, excluding the impact of regulatory measures (-10 million euros). The total mobile services customer base (14,613 million customers at 31 March 2012, excluding MVNOs) rose 1.3% in one year, led by a 3.1% increase in prepaid offers (7.685 million customers at 31 March 2012). Data services also rose with 31% growth in the number of smartphones in one year. Orange Poland maintained its leadership with an estimated market share of 30%.

Home revenues declined 5.4% on a comparable basis to 455 million euros, mainly due to the decrease in the number of traditional telephone lines. The number of broadband services customers rose 2.2% year on year (2.348 million customers at 31 March 2012) and the number of digital TV customers (ADSL and satellite) increased 14.9% to 663,000 customers at 31 March 2012. Revenues from carrier services (unbundling, wholesale broadband access and telephone line rentals) also increased. Similarly, the development of ICT10 boosted business services.

9 See glossary.

10 Information and Communication Technologies.

Rest of World

The Rest of World segment reported revenues of 2.134 billion euros in the first quarter of 2012, showing growth of 2.0% on a comparable basis. Excluding the impact of regulatory measures (-23 million euros), revenues increased 3.1%:

-

revenues improved significantly in Africa and the Middle East, rising 6.8% in the first quarter of 2012, in contrast to stable revenues in the second half of 2011, thanks to the recovery in Côte d’Ivoire (+17.7% compared with     -2.3% in the second half of 2011) and Egypt (+3.5% after declining 7.8% in the second half of 2011). Excluding Côte d’Ivoire and Egypt, revenues rose 6.2%, compared with an increase of 5.9% in the second half of 2011, with a particularly strong contribution from Cameroon (+13.9%) and new operations such as Uganda (+57.3%) and Niger (+29.5%). The mobile services customer base in Africa and the Middle East grew 16.0% year on year to 75.969 million customers at 31 March 2012 (+12.7% excluding the contribution from Iraq and the Congo);

-

in Europe, revenues rose 0.4%. Revenues in Belgium grew 2.3%, led by data services and smartphone sales. In Romania, revenues improved with the growth of the contract customer base (+3.5% year on year), rising 0.1% overall, in contrast to the 1.8% decline in the second half of 2011. Moldavia and Armenia also reported steady growth of their contract customer bases. Slovakia reported a 9.4% decline in revenues, partly due to non-recurring items in the first quarter of 2011;

-

revenues in the Dominican Republic rose 2.1%. The mobile services customer base grew 7.9% in the year to 31 March 2012, led by the very strong growth in contract customer numbers (+25.5%).

In the Rest of World segment, mobile services had a total of 99.4 million customers at 31 March 2012, a year-on-year increase of 10.9 million customers, including 1.5 million customers from CCT in the Congo and 0.7 million customers from Korek Telecom in Iraq. Excluding these two countries, the customer base rose 9.8% with net additions of 8.7 million customers, led by Egypt (+2.3 million), Mali (+2.0 million), Cameroon (+1.1 million) and Senegal (+0.8 million).

Enterprise

First quarter 2012 revenues in the Enterprise segment were 1.734 billion euros, a decrease of 3.1% in relation to the first quarter of 2011 on a comparable basis: the downward trend in legacy networks was partially offset by growth in the other businesses.

Legacy networks reported 497 million euros in revenues, a decrease of 13.8%, reflecting the downward trend in legacy network solutions (-11.7%) and the decline in legacy data services (-23.3%) intensified by the termination of X25 offers.

Mature networks rose 0.7% to 709 million euros. The 2.6% increase in IPVPN, led by the international operations, was partially offset by the decline in broadcasting revenues (-3.7%), mainly due to the complete shutdown of analogue television in France at the end of 2011.

Growing networks reported an 11.0% increase in revenues to 97 million euros, generated by the rapid growth of Voice over IP and satellite access, as in 2011.

Services rose 2.0% to 431 million euros, led by integration services and customer relationship management, while equipment sales remained stable compared with the first quarter of 2011. The first quarter was notable due to the fact that large companies were seen to delay decisions related to the upgrade of their IT systems.

schedule of upcoming events

•

26 July 2012: first half 2012 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Jérôme Blin

jerome.blin@orange.com

Cionaith Cullen
cionaith.cullen@orange.com

Didier Kohn
didier.kohn@orange.com

Florent Razafi

florent.razafi@orange.com

All press releases are available on the Group’s websites

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking statements about France Telecom. Although France Telecom believes they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which France Telecom operates; the effectiveness of the strategy reflected in the “Conquests 2015” strategic plan as well as of the other strategic, operating and financial initiatives of France Telecom and the level of Group investment necessary to pursue this strategy and to adapt its networks; France Telecom’s ability to face intense competition within its sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation, in particular the litigation with the European Commission regarding changes to the system for financing the retirement pensions for civil servants working at France Telecom; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the Autorité des marchés financiers) France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: revenues by operating segment

	1rst quarter	1rst quarter	1rst quarter	change	change
	2012	2011	2011	comparable	historical
		comparable basis	historical basis	basis	basis
In millions of euros				(in %)	(in %)
France	5,401	5,636	5,623	(4.2)%	(4.0)%
Personal	2,648	2,676	2,676	(1.1)%	(1.1)%
Home	3,112	3,250	3,236	(4.2)%	(3.8)%
Consumer Services	1,900	1,999	1,997	(5.0)%	(4.9)%
Carrier Services	1,091	1,103	1,104	(1.1)%	(1.1)%
Other Home Revenues	121	148	136	(18.2)%	(10.8)%
Eliminations	(359)	(290)	(290)	-	-
Spain	981	959	959	2.3%	2.2%
Personal	797	789	789	1.0%	1.0%
Home	184	170	170	8.6%	8.2%
Poland	832	862	946	(3.4)%	(12.0)%
Personal	440	439	471	0.3%	(6.5)%
Home	455	481	540	(5.4)%	(15.7)%
Eliminations	(63)	(58)	(65)	-	-
Rest of World	2,134	2,091	2,136	2.0%	(0.1)%
of which Egypt	319	308	304	3.5%	5.0%
Enterprises	1,734	1,790	1,784	(3.1)%	(2.8)%
Legacy networks	497	576	581	(13.8)%	(14.5)%
Mature networks	709	704	696	0.7%	1.8%
Growing networks	97	88	85	11.0%	13.9%
Services	431	423	421	2.0%	2.4%
International Carriers and Shared Services	410	372	378	10.2%	8.5%
International Carriers	352	315	322	11.9%	9.4%
Shared Services	58	57	56	0.8%	2.9%
Inter-segment eliminations	(569)	(586)	(598)	-	-
Group total	10,922	11,124	11,228	(1.8)%	(2.7)%

appendix 2: analysis of consolidated EBITDA

	1rst quarter	1rst quarter	change
	2012	2011	comparable
		comparable basis	basis
In millions of euros			(in %)
Revenues	10,922	11,124	(1.8)%
External purchases	(4,787)	(4,788)	(0.0)%
in % of revenues	43.8%	43.0%	0.8pt
of which:
Purchases from and fees paid to carriers	(1,422)	(1,478)	(3.8)%
in % of revenues	13.0%	13.3%	(0.3)pt.
Other network expenses and IT costs	(715)	(687)	4.1%
in % of revenues	6.6%	6.2%	0.4pt
Overheads, property and other external expenses	(976)	(955)	2.2%
in % of revenues	8.9%	8.6%	0.3pt
Commercial expenses and content purchases	(1,674)	(1,667)	0.4%
in % of revenues	15.3%	15.0%	0.3pt
Labour expenses*	(2,292)	(2,206)	3.9%
in % of revenues	21.0%	19.8%	1.2pt
Other operating income and expenses*	(417)	(440)	(5.2)%
Gains (losses) on disposals of assets*	9	6	-
Restructuring expenses	(4)	(7)	-
Restated EBITDA*	3,432	3,689	(7.0)%
in % of revenues	31.4%	33.2%	(1.7)pt.

* The EBITDA restatements relate to the following exceptional events:

A total positive amount of 9 million euros in the first quarter of 2012 for:

-

an additional provision of 11 million euros related to the Part Time for Seniors plan (TPS) in France;

-

a provision of 90 million euros related to a dispute concerning the special business tax from 1999 to 2002;

-

an additional provision of 13 million euros related to the bonus share distribution plan;

-

the 106 million-euro impact of the sale of Orange Switzerland, on income from asset disposals.

In the first quarter of 2011, an additional provision related to the TPS plan in France of 19 million euros.

appendix 3: key performance indicators of France Telecom-Orange

	31 March 2012	31 March 2011
France Telecom-Orange Group		(1)
Total number of customers* (millions)	224.968	214.304

Personal customers* (millions)	166.187	155.161
- of which contract customers (millions)	53.627	50.690
Home broadband customers (millions)	14.557	13.895
- of which IPTV and satellite TV customers (millions)	5.349	4.357
France
Personal
Number of customers* (millions)	26.475	26.668
- of which contract customers (millions)	19.066	18.898
Total ARPU (euros)	367	384
Number of MVNO customers (millions)	3.062	3.066
Home
Consumer Market
Number of fixed line subscribers (millions)	18.281	19.190
- of which naked ADSL** customers (millions)	4.993	4.010
ARPU of fixed line subscribers (euros)	34.6	34.8
Number of broadband customers at end of period (millions)	9.671	9.308
ADSL market share at end of period (%)	44.7***	45.5
Number of IPTV and satellite TV customers (millions)	4.555	3.711
Carrier market
Total number of fixed lines in the Carriers market (millions)	11.810	10.612
- of which total unbundling (millions)	9.277	8.071
- of which wholesale naked ADSL rental** (millions)	1.085	1.223
- of which wholesale line rentals (millions)	1.449	1.318
Spain
Personal
Number of customers* (millions)	12.465	12.059
- of which contract customers (millions)	7.745	7.250
Total ARPU (euros)	252	263
Home
Number of ADSL broadband customers (millions)	1.293	1.150
Number of Voice over IP customers (thousands)	814	654

* Excluding customers of MVNOs. ** See glossary. *** Company estimate.
(1) The customer base figures at 31 March 2011 do not include Orange Switzerland, which was sold on 29 February 2012.

	31 March 2012	31 March 2011
Poland		(1)
Personal
Number of customers* (millions)	14.613	14.420
- of which contract customers (millions)	6.927	6.962
Total ARPU (PLN)	489	509
Home
Total number of fixed telephone lines (millions)	7.030	7.686
Number of ADSL broadband customers (millions)	2.348	2.297
Number of IPTV and satellite TV customers (thousands)	663	577
Rest of World
Personal
Total number of customers* (millions)	99.389	88.525
- of which contract customers (millions)	13.392	11.526
Number PCS customers by region (millions)
Europe	20.215	20.068
Africa and Middle East	75.969	65.503
Other operations	3.205	2.955
Home
Total number of telephone lines (thousands)	2,137	2,308
- of which Europe (thousands)	682	665
- of which Africa and Middle East (thousands)	1,449	1,640
- of which Other operations (thousands)	6	3
Number of broadband customers at end of period (thousands)	888	778
- of which Europe (thousands)	165	136
- of which Africa and Middle East (thousands)	721	641
- of which Other operations (thousands)	2	1
Enterprise
France
Number of legacy telephone lines (thousands)	3,920	4,292
Number of permenant accesses to IP networks (thousands)	343	336
- of which IP-VPN (thousands)	275	271
Number of XoIP connections (thousands)	61	51
World
Number of IP-VPN accesses worldwide (thousands)	320	312
Everything Everywhere (United Kingdom) **
Personal
Number of customers* (millions)	26.491	26.978
- of which contract customers (millions)	12.993	12.107
Total ARPU (£/month, based on quarterly revenues)	19.7	19
Home
Number of broadband customers (thousands)	713	726

* Excluding customers of MVNOs
** Everything Everywhere customer bases are 50% consolidated in the France Telecom-Orange customer bases.
(1) The customer base figures at 31 March 2011 do not include Orange Switzerland, which was sold on 29 February 2012.

appendix 4: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal: average annual revenues per user (ARPU) are calculated by dividing the revenues from mobile services (see "mobile services" below) generated over the past twelve months by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses and content purchases: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, rebranding expenses and content purchases.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. This indicator corresponds to operating income before depreciation and amortization, before revaluation related to acquisitions of controlling interests, before the reversal of cumulative translation adjustment from liquidated entities, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

operating cash flow: corresponds to EBITDA minus CAPEX. EBITDA-CAPEX is one of the Group’s management indicators used to monitor its operational performance and those of its operating sectors.

other external purchases: these include overhead, property expenses, service fees and purchases of other services, equipment costs and other supplies in inventory, call centre outsourcing expenses and other external consumption, net of capitalized production of goods and services.

revenues from data services (Personal): these are revenues from mobile services (see "revenues from mobile services" below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO).

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 3, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations